                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 SCHEDULE 13D/A
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13D-L(A) AND AMENDMENTS THERETO FILED PURSUANT
                                TO RULE 13D-2(a)

                                (Amendment No. 1)

                            Prime Group Realty Trust
-------------------------------------------------------------------------------
                                (Name of issuer)

                     Common Stock, par value $.01 per share
-------------------------------------------------------------------------------
                         (Title of class of securities)

                                    74158J103
                         ------------------------------
                                 (CUSIP number)

                   Robert T. Needham, K Capital Partners, LLC
                                  75 Park Plaza
                           Boston, Massachusetts 02116
                                 (617) 646-7700
           -----------------------------------------------------------
           (Name, address and telephone number of person authorized to receive notices and communications)

                                 August 10, 2001
             -------------------------------------------------------
             (Date of event which requires filing of this statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

         NOTE. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                                 (Page 1 of 10)

--------------------------------
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.


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-------------------                                          ------------------
CUSIP NO. 74158J103                   13D                    PAGE 2 OF 10 PAGES
-------------------                                          ------------------

---------- --------------------------------------------------------------------

1.         NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           K Capital Partners, LLC
           04-3468268
---------- --------------------------------------------------------------------
2.         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  |_|
                                                                       (b)  |X|
---------- --------------------------------------------------------------------
3.         SEC USE ONLY
---------- --------------------------------------------------------------------
4.         SOURCE OF FUNDS*

           AF
---------- --------------------------------------------------------------------
5.         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEM 2(d) or 2(e)                                             |_|
---------- --------------------------------------------------------------------
6.         CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware
---------------------------- -------- -----------------------------------------
     NUMBER OF SHARES        7.       SOLE VOTING POWER               2,095,800
BENEFICIALLY OWNED BY EACH
   REPORTING PERSON WITH
                             -------- -----------------------------------------
                             8.       SHARED VOTING POWER                     0
                             -------- -----------------------------------------
                             9.       SOLE DISPOSITIVE POWER          2,095,800
                             -------- -----------------------------------------
                             10.      SHARED DISPOSITIVE POWER                0
---------------------------- -------- -----------------------------------------
11.        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           2,095,800
---------- --------------------------------------------------------------------
12.        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                          |X|
---------- --------------------------------------------------------------------
13.        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           13.35%
---------- --------------------------------------------------------------------
14.        TYPE OF REPORTING PERSON*

           OO
---------- --------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------                                          ------------------
CUSIP NO. 74158J103                   13D                    PAGE 3 OF 10 PAGES
-------------------                                          ------------------

---------- --------------------------------------------------------------------
1.         NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           Special K Capital Offshore Master Fund (U.S. Dollar), L.P.
---------- --------------------------------------------------------------------
2.         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  |_|
                                                                       (b)  |X|
---------- --------------------------------------------------------------------
3.         SEC USE ONLY
---------- --------------------------------------------------------------------
4.         SOURCE OF FUNDS*

           WC
---------- --------------------------------------------------------------------
5.         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEM 2(d) or 2(e)                                             |_|
---------- --------------------------------------------------------------------
6.         CITIZENSHIP OR PLACE OF ORGANIZATION

           Cayman Islands
---------------------------- -------- -----------------------------------------
     NUMBER OF SHARES        7.       SOLE VOTING POWER                 282,205
BENEFICIALLY OWNED BY EACH
   REPORTING PERSON WITH
                             -------- -----------------------------------------
                             8.       SHARED VOTING POWER                     0
                             -------- -----------------------------------------
                             9.       SOLE DISPOSITIVE POWER            282,205
                             -------- -----------------------------------------
                             10.      SHARED DISPOSITIVE POWER                0
---------------------------- -------- -----------------------------------------
11.        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           282,205
---------- --------------------------------------------------------------------
12.        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                          |X|
---------- --------------------------------------------------------------------
13.        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           1.80%
---------- --------------------------------------------------------------------
14.        TYPE OF REPORTING PERSON*

           PN
---------- --------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------                                          ------------------
CUSIP NO. 74158J103                   13D                    PAGE 4 OF 10 PAGES
-------------------                                          ------------------

---------- --------------------------------------------------------------------
1.         NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           K Capital Offshore Master Fund (U.S. Dollar), L.P.
---------- --------------------------------------------------------------------
2.         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  |_|
                                                                       (b)  |X|
---------- --------------------------------------------------------------------
3.         SEC USE ONLY
---------- --------------------------------------------------------------------
4.         SOURCE OF FUNDS*

           WC
---------- --------------------------------------------------------------------
5.         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEM 2(d) or 2(e)                                             |_|
---------- --------------------------------------------------------------------
6.         CITIZENSHIP OR PLACE OF ORGANIZATION

           Cayman Islands
---------------------------- -------- -----------------------------------------
     NUMBER OF SHARES        7.       SOLE VOTING POWER               1,813,595
BENEFICIALLY OWNED BY EACH
   REPORTING PERSON WITH
                             -------- -----------------------------------------
                             8.       SHARED VOTING POWER                     0
                             -------- -----------------------------------------
                             9.       SOLE DISPOSITIVE POWER          1,813,595
                             -------- -----------------------------------------
                             10.      SHARED DISPOSITIVE POWER                0
---------------------------- -------- -----------------------------------------
11.        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           1,813,595
---------- --------------------------------------------------------------------
12.        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                          |X|
---------- --------------------------------------------------------------------
13.        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           11.55%
---------- --------------------------------------------------------------------
14.        TYPE OF REPORTING PERSON*

           PN
---------- --------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------                                          ------------------
CUSIP NO. 74158J103                   13D                    PAGE 5 OF 10 PAGES
-------------------                                          ------------------

---------- --------------------------------------------------------------------
1.         NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           Harwich Capital Partners, LLC
           04-3468264
---------- --------------------------------------------------------------------
2.         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  |_|
                                                                       (b)  |X|
---------- --------------------------------------------------------------------
3.         SEC USE ONLY
---------- --------------------------------------------------------------------
4.         SOURCE OF FUNDS*

           AF
---------- --------------------------------------------------------------------
5.         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEM 2(d) or 2(e)                                             |_|
---------- --------------------------------------------------------------------
6.         CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
---------------------------- -------- -----------------------------------------
     NUMBER OF SHARES        7.       SOLE VOTING POWER               2,095,800
BENEFICIALLY OWNED BY EACH
   REPORTING PERSON WITH
                             -------- -----------------------------------------
                             8.       SHARED VOTING POWER                     0
                             -------- -----------------------------------------
                             9.       SOLE DISPOSITIVE POWER          2,095,800
                             -------- -----------------------------------------
                             10.      SHARED DISPOSITIVE POWER                0
---------------------------- -------- -----------------------------------------
11.        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           2,095,800
---------- --------------------------------------------------------------------
12.        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                          |X|
---------- --------------------------------------------------------------------
13.        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           13.35%
---------- --------------------------------------------------------------------
14.        TYPE OF REPORTING PERSON*

           OO
---------- --------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------                                          ------------------
CUSIP NO. 74158J103                   13D                    PAGE 6 OF 10 PAGES
-------------------                                          ------------------

---------- --------------------------------------------------------------------
1.         NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           Thomas Knott
---------- --------------------------------------------------------------------
2.         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  |_|
                                                                       (b)  |X|
---------- --------------------------------------------------------------------
3.         SEC USE ONLY
---------- --------------------------------------------------------------------
4.         SOURCE OF FUNDS*

           AF
---------- --------------------------------------------------------------------
5.         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEM 2(d) or 2(e)                                             |_|
---------- --------------------------------------------------------------------
6.         CITIZENSHIP OR PLACE OF ORGANIZATION

           U.S. Citizen
---------------------------- -------- -----------------------------------------
     NUMBER OF SHARES        7.       SOLE VOTING POWER               2,095,800
BENEFICIALLY OWNED BY EACH
   REPORTING PERSON WITH

                             -------- -----------------------------------------
                             8.       SHARED VOTING POWER                     0
                             -------- -----------------------------------------
                             9.       SOLE DISPOSITIVE POWER          2,095,800
                             -------- -----------------------------------------
                             10.      SHARED DISPOSITIVE POWER                0
---------------------------- -------- -----------------------------------------
11.        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           2,095,800
---------- --------------------------------------------------------------------
12.        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                          |X|
---------- --------------------------------------------------------------------
13.        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           13.35%
---------- --------------------------------------------------------------------
14.        TYPE OF REPORTING PERSON*

           IN
---------- --------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------                                          ------------------
CUSIP NO. 74158J103                   13D                    PAGE 7 OF 10 PAGES
-------------------                                          ------------------

---------- --------------------------------------------------------------------
1.         NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           Abner Kurtin
---------- --------------------------------------------------------------------
2.         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  |_|
                                                                       (b)  |X|
---------- --------------------------------------------------------------------
3.         SEC USE ONLY
---------- --------------------------------------------------------------------
4.         SOURCE OF FUNDS*

           AF
---------- --------------------------------------------------------------------
5.         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEM 2(d) or 2(e)                                             |_|
---------- --------------------------------------------------------------------
6.         CITIZENSHIP OR PLACE OF ORGANIZATION

           U.S. Citizen
---------------------------- -------- -----------------------------------------
     NUMBER OF SHARES        7.       SOLE VOTING POWER               2,095,800
BENEFICIALLY OWNED BY EACH
   REPORTING PERSON WITH
                             -------- -----------------------------------------
                             8.       SHARED VOTING POWER                     0
                             -------- -----------------------------------------
                             9.       SOLE DISPOSITIVE POWER          2,095,800
                             -------- -----------------------------------------
                             10.      SHARED DISPOSITIVE POWER                0
---------------------------- -------- -----------------------------------------
11.        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           2,095,800
---------- --------------------------------------------------------------------
12.        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                          |X|
---------- --------------------------------------------------------------------
13.        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           13.35%
---------- --------------------------------------------------------------------
14.        TYPE OF REPORTING PERSON*

           IN
---------- --------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------                                          ------------------
CUSIP NO. 74158J103                   13D                    PAGE 8 OF 10 PAGES
-------------------                                          ------------------

         This Amendment No. 1 ("Amendment No. 1") amends and supplements the Report on Schedule 13D, filed on July 17, 2001 (the "Schedule 13D"). Capitalized terms used herein but not defined herein have the meanings ascribed thereto in the Schedule 13D.

       This filing of Amendment No. 1 is not, and should not be deemed to be construed as, an admission that the Schedule 13D or that any amendment thereto is required to be filed or that any of the Reporting Persons are, for the purposes of Sections 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owners of any securities covered by this statement.

ITEM 1.         SECURITY OF THE ISSUER.

       The class of equity security to which this statement on Schedule 13D relates is the common shares of beneficial interest, par value $.01 per share, of Prime Group Realty Trust, a real estate investment trust organized under the laws of the state of Maryland (the "Company"). The Company has its principal executive offices located at 77 West Wacker Drive, Suite 3900, Chicago, Illinois 60601.

ITEM 4.         PURPOSE OF TRANSACTIONS.

       The information set forth in Item 4 of the Schedule 13D is hereby amended and supplemented by the following:

       The Reporting Persons and the Investment Partnership have engaged in preliminary discussions concerning the possibility of a recapitalization transaction and, in connection therewith, the Reporting Persons entered into a confidentiality and standstill agreement with the Company as of August 3, 2001, pursuant to which the Reporting Persons agreed to keep confidential any nonpublic information provided to them and, for one year, not to pursue a business combination with the Company without the consent of its Board of Directors. The Company waived the application of the 9.9% ownership limit in its Articles of Amendment and Restatement to the Reporting Persons, so long as the Reporting Persons own less than 19.9% of the outstanding common shares of the Company, and waived the application of the Maryland business combination statute, subject to Board approval of any transaction.

       Except as set forth above, the Reporting Persons have no present plans or intentions that would result in any of the matters required to be set forth in items (a) through (j) of Item 4 of Schedule 13D.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

       Except as otherwise set forth in Item 4 of this Amendment No. 1 and as previously disclosed, none of the Reporting Persons has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Company including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any securities of the Company, joint ventures, loan or option arrangements, puts or calls, guaranties of profits, division of profits or losses, or the giving or withholding of proxies.

-------------------                                          ------------------
CUSIP NO. 74158J103                   13D                    PAGE 9 OF 10 PAGES
-------------------                                          ------------------

                                   SIGNATURES

       After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

       EXECUTED as a sealed instrument this 10th day of August, 2001.

              Special K Capital Offshore Master Fund (U.S. Dollar), L.P.

              By:      /s/ Robert T. Needham
                       -------------------------------------
                       K Capital Partners, LLC, General Partner
                       By: Harwich Capital Partners, LLC, its Managing
                       Member
                       By: Robert T. Needham, its Chief Administrative Officer

              K Capital Offshore Master Fund (U.S. Dollar), L.P.

              By:      /s/ Robert T. Needham
                       -------------------------------------
                       K Capital Partners, LLC, General Partner
                       By: Harwich Capital Partners, LLC, its Managing
                       Member
                       By: Robert T. Needham, its Chief Administrative Officer

              K Capital Partners, LLC

              By:      /s/ Robert T. Needham
                       -------------------------------------
                       Harwich Capital Partners, LLC, its Managing
                       Member
                       By: Robert T. Needham, its Chief
                       Administrative Officer

              Harwich Capital Partners, LLC

              By:      /s/ Robert T. Needham
                       -------------------------------------
                       Robert T. Needham, its Chief Administrative Officer

-------------------                                         -------------------
CUSIP NO. 74158J103                   13D                   PAGE 10 OF 10 PAGES
-------------------                                         -------------------

                                           /s/ Thomas Knott
                                           ----------------------------
                                           Thomas Knott



                                           /s/ Abner Kurtin
                                           ----------------------------
                                           Abner Kurtin